John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

May 9, 2018

Courtney Lindsay, Esq.

Staff Attorney

Division of Corporation Finance

Office of Telecommunications

United States Securities and Exchange Commission

Washington, DC 20549

Re:	GD Entertainment & Technology, Inc. Amendment No. 2 to Offering Statement on Form 1-A Filed May 1, 2018 File No. 024-10811

Dear Mr. Lindsay:

On behalf of GD Entertainment & Technology, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated May 4, 2018, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”). Captions and page references herein correspond to those set forth in the Offering Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Amendment No. 2 to Form 1-A

Item 1. Issuer Information Financial Statements, page 4

1.	We reiterate comment 1. Please present updated information derived from the financial statements for the most recent period contained in the offering statement.

Part I has been updated.

Management's Discussion and Analysis of Financial Condition and Results of Operations Plan of Operations for the Next 12 Months, page 32

2.	We note your response to our prior comment 4 and reissue it. Please revise your offering statement to include the information from your response so that investors will have insight into your financial results and its impact on future results of operations.

The expenses since inception relate to the old business and are not in anyway related to the new business operations going forward. Until GDET has positive cash flow, the expenses of the new business will be paid for using funds from the Regulation A offering.

The assets of over $3.3 million at November 30, 2017 were assets of the old business. Management has evaluated whether those assets could be used in the new business model and has determined that they can not. None of the assets relate to the anticipated business operations. Those assets are also very difficult to value or find a buyer to purchase them. As such management has decided to write the assets off as of the next reporting period.

Contingencies, page 33

3.	Your response to comment 5 does not appear to address all of our concerns. As previously requested, describe for us and disclose your consideration of whether GD Entertainment might be responsible for various material unrecorded liabilities arising before its acquisition by Mr. Idnani; and as required by the Instruction to Item 9(a) to Form 1-A, please address any material uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition.

Management has conducted further research and has not been able to determine a legal basis for not continuing to present certain liabilities that existed before Mr. Idnani purchased GD Entertainment. Although we still believe these liabilities have reached their statute of limitations for payment, we have taken a conservative approach and will continue to present them in our financial statements. However, we did write off $274,148 of related party loans from prior management that were forgiven when Mr. Idnani took control.

The following risk factor has been added:

The Company has inadequate documentation for its financial statements from prior years and may have undiscovered liabilities and other items

Financial statements from prior years are not supported by adequate documentation. For example, with regard to our liabilities from earlier years, we are unable to document the amount of these liabilities, to whom they are owed, and the terms of these liabilities. As a result of such deficiencies, the Company may be faced with as yet undiscovered liabilities and other items that might impact the Company's financial statements. Additionally, the Company may be unable to produce audited financial statements.

Business , page 35

4.	We note your response to our prior comment 10. Please further revise your disclosure to include a discussion of the regulations that may apply to your planned cryptocurrency ATM operations. Please provide more background on the organizations and terms you reference and use in your disclosure (e.g., AML). Please also include a discussion of the anticipated compliance costs involved.

The following information has been added:

Regulation of Bitcoin ATM machines varies by country but, currently, the U.S. is home to 60% of all Bitcoin ATMs in the world. This means that America is the leading market in Bitcoin ATM regulation. The regulation happens on both the federal and state levels. Bitcoin ATM machine operators are to follow the federal Bank Secrecy Act (BSA) which requires that they register with FinCEN (Financial Crimes Enforcement Network) and follow an AML compliance policy. Bitcoin ATM operators need to register as a Money Services Business (MSB) with FinCEN so the government can detect and prevent financial crimes including money laundering, terrorist financing, and tax evasion. Under FinCEN regulation, Bitcoin ATM operators are referred to as “exchangers” of virtual currency and therefore need proper registration. Registration must be done within 180 days of establishing MSB business and then renewed every two years. Operators can register online. Bitcoin ATM operators must also develop an AML compliance policy. Standing for "Anti-money Laundering", it is a set of procedures, laws or regulations designed to stop the practice of generating income through illegal actions. AML is enforced by the Financial Action Task Force on Money Laundering.

AML policy is not required for FinCEN registration, but it is recommended that the operator have an AML policy developed because it can be asked for at any time. AML policy must do the following: define policies, procedures and internal controls to assure compliance with the BSA, designate a compliance officer with expertise in the field to ensure day-to-day compliance with AML and BSA regulations, provide employee training so that employees will be educated on BSA regulations and report suspicious transactions if necessary, must meet the Know Your Customer (KYC) requirements via a written Customer Identification Procedure (CIP), and provide independent audits to monitor and maintain AML policy.

On the state level, regulation varies state by state. Some states, like Arkansas and Texas, do not require any registration while other states, like New York and California, require registration VC (virtual currency) MSB licenses. New Jersey, for example, requires registration but does not require state level AML reporting. However, most states require that operators provide surety bond, due diligence/disclosure of operator’s net worth, and always state license fee payments.

New Jersey has regulations tailored to digital currency technologies so that previous ambiguities in money transmission law are eliminated creating certainty for innovators. Covered license activities refer to businesses that “maintain custody” of digital currency. They have no exemptions for Multi-sig, software, non-financial, and infrastructure. They do not require state level AML reporting. Notification of material change is required for change of business. There are no permissible investment, bonding, minimum capital requirements. There is no start-up on ramp but it takes 30 days to register and registration rather than licensing makes it easier for startups to startup. New Jersey regulations also state that “no person shall, without completing a registration as set forth in this act, engage in any digital currency custodial activity for more than 30 days. Only a person engaging in digital currency custodial activity as its primary business may complete a registration under this act. (Can be read to forbid digital currency custodial activity by businesses that engage in it not as a primary business)”. The state requires registration. Legislation for bitcoin ATM machines was introduced in House but failed.

New York has developed a blockchain-specific “BitLicense” scheme for VC businesses effective August 8, 2015. New York’s “BitLicense” scheme requires many bureaucratic barriers to entry, and has been reported to effectively cost as much as $100,000, just to obtain the license. New York’s approach is rulemaking that crafts digital currency licenses outside of legislation. They believe the definition covered licensed activities are too broad and “the words “storing” and “holding” should be removed and “maintaining custody or control” should be defined as: “having the ability to unilaterally execute or prevent a virtual currency transaction.” Administering, controlling, and issuing a virtual currency should only require licensure if that currency is centralized by design”. New York has a software exemption: "The development and dissemination of software in and of itself does not constitute Virtual Currency Business Activity." And it has a non-financial exemption: "transaction is undertaken for non-financial purposes and does not involve the transfer of more than a nominal amount of Virtual Currency" Exemptions remain insufficient. Business services, should be exempted. "Administration" "issuing" and "controlling" should not apply to decentralized currencies. New York requires state level AML reporting outlined as followed: “SARs without lower bound, reporting all over 10,000, KYC and per-transaction record keeping obligations. In final draft reporting and SARs requirements are waived if the company is "subject to . . . requirements under federal law." Our understanding is that all virtual currency custodians are subject to requirements under federal law, so it is unclear who would not be exempted. But if that is the case why bother having this requirements that would apply to no one? Per-transaction record keeping obligations apply irrespective of federal compliance, and therefore still constitute an entirely novel, state-level obligation on all bitcoin companies.” There are permissible investment, bonding, minimum capital requirements: Pre-approval of new products or material change to existing products. Final draft clarifies what constitutes these material changes but still mandates pre-approval. Transaction obfuscation is prohibited. The rulemaking for the regulations are finalized and in effect.

In regard to cost, it is recommended that operators start with legal advice on the local regulation which costs about $500-1,000. The mandatory registration with FinCEN (which can be done via their website) does not cost money and takes about 30-60 minutes and is approved and uploaded to the FinCEN database within a few weeks. The operator can either write their own AML/KYC compliance policy which reportedly costs less than $1,000, hire an independent consultant which costs between $8,000 and 10,000, or hire a lawyer which will cost upwards of $20,000. Maintaining compliance policy (which must be updated annually) costs between $,000 and 8,000. The compliance officer’s salary will be between $80-100,000 a year. Depending on state regulations, license application fees can cost between $500-1,000 and operators are required to pay a surety bond. A surety bond or trust account (amount at superintendent's discretion) and capital requirements that can be held in virtual currency are required for a startup on-ramp.

Financial Statements

Consolidated Statements of Cash Flows, page F-21

5.	As previously requested in comment 14, please revise your Investing Activities and your Financing Activities sections of your statements of cash flows to reflect only items providing or using cash during the reporting period, as appropriate pursuant to ASC 230- 10-45-11 through -45-15.

Financial statements have been updated to reflect this.

6.	Further, we note that cash flows from operating activities disclosure on page F-21 does not address non-cash charges such as loss on impairment of assets and gain on forgiveness of debt. Please revise your operating cash flows activities disclosures in accordance with ASC 230-10-45-28 through -45-32.

This information has been added.

Note 4, Loans Payable, page F-24

7.	We note as of February 28, 2018 you owe loans of approximately $619,000 to various parties. Please clarify the amounts due under these loans at each required balance sheet date. Disclose the material contractual terms for loan amounts due and reconcile such amounts due to your consolidated financial statements. Tell us your consideration of whether interest expenses due on your loans and convertible notes payable should have been recognized in your results of operations.

Management has exhausted all avenues to find the loan documents that would provide us with the contractual terms of the loans. Prior management has noted that these loans existed when they originally purchased GDET several years ago. The company has not been contacted by anyone asserting any claims to these loans. In addition, current management has completed a judgement and lien search which did not reveal any claims, and is not aware of any lawsuits against the company.

Note 5, Convertible Notes Payable, page F-25

8.	We considered your response to comment 12 and find that the current status and terms of several convertible notes remains unclear. As previously requested, please update your disclosure of convertible notes payable through each required reporting period. In your response please address the following:

•	The remaining balance due on the $250,000 of convertible notes originally borrowed on July 23, 2004 (page F-25),

•	The $500,000 principle amount due to Global Capital Funding Group, L.P. as part of the November 2009 settlement (pages F-26 and F-27), and

•	The amounts of $10,000, $25,000 and $10,000 borrowed on December 22, 2014, October 5, 2015 and March 6, 2015, respectively (page F-27).

Reconcile the amounts outstanding for your convertible notes to your consolidated financial statements for each required reporting period and explain for us why the amounts borrowed during the quarter ended February 28, 2018 do not reconcile with your financing activity cash flows disclosed on page F-21.

Management has exhausted all avenues to find the loan documents that would provide us with the contractual terms of the loans. Prior management has noted that these loans existed when they originally purchased GDET several years ago. The company has not been contacted by anyone asserting any claims to these loans. In addition, current management has completed a judgement and lien search which did not reveal any claims, and is not aware of any lawsuits against the company.

Dilution

Please note that the Dilution table has been updated using the financial statement of February 28, 2018.

Conclusion

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me on my private telephone line (727) 656-5504.

Sincerely,

/s/ John E. Lux

John E. Lux, Esq.